Exhibit 1.01

Medtronic Public Limited Company

Conflict Minerals Report

For the Year Ended December 31, 2014

On January 26, 2015, Medtronic Public Limited Company completed the acquisition of Covidien Public Limited Company. Covidien Public Limited Company (now known as Covidien Limited) and Medtronic, Inc. became wholly owned subsidiaries of Medtronic Public Limited Company. Since Medtronic, Inc. and Covidien Limited were each separate legal entities for the full reporting period, the Conflict Minerals Report includes separate parts detailing the due diligence measures undertaken by each entity for the reporting period.

Part I: Conflict Minerals Report – Medtronic, Inc.

Part II: Conflict Minerals Report – Covidien Limited

Forward-Looking Statements

This Conflict Minerals Report contains forward-looking statements, which are based on our current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. These statements include statements regarding our goals for future improvements to our due diligence process and to mitigate the risk about the sourcing of our conflict minerals. All forward-looking statements involve risk and uncertainty. Risks that may cause these forward-looking statements to be inaccurate include: failure to carry out these plans in a timely manner or at all; lack of cooperation or progress by our suppliers, their respective suppliers and smelters; lack of progress by smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities) or these plans may not be effective. In addition, you should also consider the important factors described in reports and documents that we file from time to time with the SEC, including the factors described under the sections titled “Risk Factors” in Medtronic plc’s most recently submitted Quarterly or Annual Reports. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Exhibit 1.01

Conflict Minerals Report

Part I: Medtronic, Inc.

This Conflict Minerals Report (this “Report”) of Medtronic, Inc. (herein referred to as “Medtronic,” “we,” “us,” or “our”) has been prepared for the reporting period from January 1, 2014 to December 31, 2014 (the “Reporting Period”) pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. Conflict Minerals are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten and gold (3TG) for the purposes of this assessment. The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

If a registrant has reason to believe that any of the conflict minerals necessary to the functionality or production of their products may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Medtronic conducted an analysis of its products and determined that tin, tantalum, tungsten and gold, otherwise referred to as 3TG, were found in its products. In order to conform to the Rule, Medtronic performed a risk based assessment to determine if the necessary conflict minerals in the products Medtronic manufactured or contracted to manufacture directly or indirectly financed or benefitted armed groups in one or more of the Covered Countries. Medtronic identified suppliers to survey by reviewing 2014 direct material purchases and applying applicability filters to segment suppliers that supply Medtronic with products or components that may contain necessary conflict minerals.

Company Overview

This Report has been prepared by management of Medtronic. The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated for the Reporting Period. It does not include the activities of variable interest entities that are not required to be consolidated.

Medtronic is the global leader in medical technology—alleviating pain, restoring health, and extending life for millions of people around the world. Medtronic was founded in 1949, incorporated as a Minnesota corporation in 1957, and today serves hospitals, physicians, clinicians, and patients in more than 140 countries worldwide. Medtronic remains committed to a mission written by its founder more than 50 years ago that directs the company “to contribute to human welfare by the application of biomedical engineering in the research, design, manufacture, and sale of products to alleviate pain, restore health, and extend life.”

Medtronic’s business groups and products for the Reporting Period included:

•	Cardiac and Vascular Group, which primarily includes implantable cardiac pacemakers, implantable cardioverter defibrillators, implantable cardiac resynchronization therapy devices, AF products, diagnostics and monitoring devices, patient management tools, CareLink therapy management software, percutaneous coronary intervention, renal denervation, transcatheter heart valves, heart valves, blood-handling products, positioning and stabilization technologies, surgical ablation, endovascular stent grafts, peripheral vascular intervention;

•	Restorative Therapies Group, which primarily includes thoracolumbar products, cervical products, trauma and spine products, biologics products, neurostimulation systems, implantable drug infusion systems, deep brain stimulation systems, gastroenterology and urology systems, products to treat ENT diseases and conditions, neurological disorders and conditions, and tissue dissection system; and

•	Diabetes Group, which includes integrated diabetes management and continuous glucose monitoring solutions.

Due Diligence Framework

In accordance with the Rule, Medtronic undertook due diligence efforts to determine whether the conflict minerals in its products which are necessary to the functionality or production of the products (necessary conflict minerals), were or were not “DRC conflict free.” Medtronic designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the Organisation for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) and related supplements for gold, tin, tantalum and tungsten.

Due Diligence Measures Performed

Step 1. Establish Strong Company Management Systems

•	Established a policy for the sourcing of minerals from the Covered Countries, which is available at: www.medtronic.com (under the “About” caption and “Corporate Responsibility,” “Suppliers,” and “Responsible Supply Chain” subcaptions);

•	Established a cross-functional conflict minerals management structure composed of three teams:

•	Core Team comprised of the VP Integration and Shared Services, Sourcing, Supplier Diversity and Facilities, VP Finance and Chief Accounting Officer, and VP Legal and Assistant Corporate Secretary, which was responsible for the overall program management of the conflict minerals compliance program, including strategy, governance structure, and oversight through the Sourcing Leadership Team and Operations Council;

•	Central Team comprised of the Global Sourcing Program Director, a Supply Chain Project Analyst, and two legal representatives, which was responsible for the overall conflict minerals program design and implementation, including data collection, applicability and supplier review, RCOI, due diligence, audit readiness, and reporting; and

•	Business Unit Team comprised of members from each business unit who were responsible for data collection, applicability and supplier review, RCOI, and due diligence;

•	Developed a training document for suppliers and employees that discussed the highlights of the Rule and Medtronic’s expectations of its suppliers to assist in complying with the Rule. The supplier training document included detailed instructions on how to respond to Medtronic’s conflict minerals survey and was available upon accessing a third-party survey website. Employees were trained through live sessions and supporting materials were made available on Medtronic’s intranet site;

•	Engaged with affected suppliers by sending an email notifying them that Medtronic is subject to the Rule and that their cooperation in responding to a conflict minerals survey is requested;

•	Conducted a supply chain survey, based on the Conflict Minerals Reporting Template (CMRT) developed by the Conflict Free Sourcing Initiative (CFSI), of 1,263 direct suppliers that supply Medtronic with products or components that may contain necessary conflict minerals. The suppliers surveyed represented approximately 99% of Medtronic’s applicable direct material spend for 2014;

•	Developed a process to receive external inquiries and grievances from customers, employees or other interested parties via a conflict minerals e-mail box (conflictminerals@medtronic.com) located in the Conflict Minerals Policy on www.medtronic.com; and

•	Added a clause to templates for new and renewed supply agreements that requires suppliers to provide information about the sourcing of conflict minerals and smelters or refiners and to conduct due diligence on the source and chain of custody for any conflict minerals used in their manufacturing processes.

Step 2. Identify and Assess Risks in the Supply Chain

•	Received 752 responses from suppliers that were surveyed (733 completed surveys and 19 validated statements attesting to non-use of 3TG), representing a 60% response rate and 91% of all spend surveyed;

•	Assessed the reasonableness of all responses claiming to not use 3TG in their manufacturing processes based on internal knowledge of supplies purchased; and

•	Performed an automated red flag review of all supplier responses. Red flag review consisted of eight logical tests based on supplier answers to questions contained in the CMRT. Responses that failed a minimum of one red flag review test were singled out for additional manual review and risk assessment. Based on this assessment, Medtronic sent 219 follow-up corrective action letters to suppliers with incomplete or inconsistent supplier responses requesting the supplier remediate their response.

Step 3. Design and Implement a Strategy to Respond to Identified Risks

Medtronic undertook the following measures to respond to identified risks:

•	Implemented a risk management plan that outlines Medtronic’s responses to identified risks;

•	Sent up to three reminder letters to each supplier who did not respond to Medtronic’s initial survey request in an attempt to receive a completed CMRT and worked through relationship managers to personally follow up with non-responsive, high-spend suppliers;

•	Reviewed supplier responses that claimed to source conflict minerals from one or more of the Covered Countries (39 out of 752 completed supplier responses); following up with suppliers that did not provide a smelter or refiner list or indicated that they did not provide a complete smelter or refiner list to request additional smelter or refiner information;

•	Compared a list of 693 unique smelters or refiners received from suppliers who responded that they sourced conflict minerals from the Covered Countries against compliant, active, and standard smelter or refiner lists per the CFSP for verification of existence and location of the smelters or refiners. Identified 179 smelters or refiners on the CFSP compliant list. For all suppliers who provided unknown or non-CFSP compliant smelters or refiners, we are continuing to work with the supplier to investigate the smelter or refiner and determine the location from which the conflict minerals originated; and

•	Medtronic received names of smelters or refiners from some, but not all, of the 39 suppliers reporting to have sourced conflict minerals from one or more of the Covered Countries. However, the information Medtronic received regarding smelters or refiners was provided at a general company or division level which did not provide Medtronic with sufficient detail regarding the specific products purchased from the supplier or the specific smelters or refiners that processed the necessary conflict minerals. Due to the lack of detail provided by the suppliers, Medtronic was unable to confirm that the necessary conflict minerals in its products were processed by any particular smelter or refiner and is, therefore, unable to identify the processing facilities or the origin for such conflict minerals.

Step 4. Carry Out Independent Third-Party Audit of Smelter or Refiner’s Due Diligence Practices

•	Medtronic was a downstream consumer of necessary conflict minerals and many steps removed from smelters or refiners who provide minerals and ores. Medtronic did not perform or direct audits of smelters or refiners within its supply chain and relied on the Conflict Free Sourcing Program (CFSP) and its partners to conduct smelter and refiner due diligence.

•	Due to the lack of detail in the responses received from suppliers and the fact that many companies are in the early stages of querying their own supply chain, Medtronic is unable to provide a description of the facilities that processed the necessary conflict minerals used in the production of its products or the origin for such conflict minerals.

Step 5. Report Annually on Supply Chain Due Diligence

•	This Conflict Minerals Report has been filed with the U.S. Securities and Exchange Commission. The Conflict Minerals Report is also available at www.medtronic.com (under the “Investors” caption and “SEC Filings” subcaption).

Independent Private Sector Audit

Due to the lack of detail in the responses received from suppliers during due diligence, Medtronic does not have sufficient information to determine if the necessary conflict minerals in our products are “DRC conflict free.” As such, an independent private sector audit is not required at this time.

Continuous Improvement

Medtronic took the following steps, among others, to mature its due diligence measures in accordance with OECD Guidance and to further mitigate the risk that the conflict minerals contained in Medtronic’s products finance or benefit armed groups in the Covered Countries:

•	Included a conflict minerals flow-down clause in new or renewed supplier agreement templates;

•	Significantly expanded the number of suppliers requested to supply information (99% of applicable spend);

•	Engaged with suppliers by directing them to training resources to increase the response rate and improve the quality of the supplier survey responses;

•	Worked with non-responsive suppliers through follow-up letters and direct outreach by commodity managers to educate suppliers and facilitate responses; and

•	Created a process to receive external inquiries and grievances from customers, employees or other interested parties.

The Company expects to take the following steps as part of continuous improvement:

•	Work to further mature the Company’s conflict minerals program and build transparency over its supply chain in accordance with the OECD Guidance;

•	Further focus on the analysis of supplier responses and maturing the Company’s due diligence efforts and procedures for suppliers that report to source from one or more of the Covered Countries, specifically at the smelter or refiner and component level;

•	Encourage suppliers to provide product-level declarations to assist in connecting smelter or refiners to products; and

•	Integrate Medtronic’s and Covidien’s conflict minerals programs.

Exhibit 1.01

Conflict Minerals Report

Part II: Covidien Limited

This Conflict Minerals Report (this “Report”) of Covidien Limited, formerly known as Covidien Public Limited Company, (herein referred to as “Covidien,” “we,” “us,” or “our”) has been prepared for the reporting period from January 1, 2014 to December 31, 2014 (the “Reporting Period”) pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. Conflict Minerals are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten and gold (3TG) for the purposes of this assessment. The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

If a registrant has reason to believe that any of the conflict minerals necessary to the functionality or production of their products may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Covidien conducted an analysis of its products and determined that tin, tantalum, tungsten and gold, otherwise referred to as 3TG, were found in its products. In order to conform to the Rule, Covidien performed a risk-based assessment to determine if the necessary conflict minerals in the products Covidien manufactured or contracted to manufacture directly or indirectly financed or benefitted armed groups in one or more of the Covered Countries. Covidien identified suppliers to survey by evaluating which suppliers are the most likely to provide products or components containing conflict minerals to Covidien.

Company Overview

This Report has been prepared by the management of Covidien. The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated for the Reporting Period. It does not include the activities of variable interest entities that are not required to be consolidated.

Covidien products are found in almost every hospital in the United States (U.S.), and Covidien has a significant and growing presence in non-U.S. markets. Covidien’s mission is to create and deliver innovative healthcare solutions, developed in ethical collaboration with medical professionals, which enhance the quality of life for patients and improve outcomes for customers and shareholders.

Covidien’s products for the Reporting Period included:

•	Advanced Surgical Products, which primarily includes stapling, vessel sealing, fixation (hernia mechanical devices), mesh, hardware and ablation products, and interventional lung and gastrointestinal solutions;

•	General Surgical Products, which primarily includes surgical instruments, sutures, and electrosurgery and biosurgery products;

•	Peripheral Vascular Products, which includes compression, dialysis and venous insufficiency products, peripheral stents and directional artherectomy products, as well as other products to support procedures;

•	Neurovascular Products, which includes coils, neurovascular stents and flow diversion products, as well as access and delivery products to support procedures;

•	Patient Monitoring Products, which includes sensors, monitors and temperature management products;

•	Airway & Ventilation Products, which primarily includes airway, ventilator and inhalation therapy products and breathing systems;

•	Nursing Care Products, which primarily includes incontinence, enteral feeding, wound care, urology and suction products; and

•	Patient Care Products, which includes medical surgical products, such as operating room supply products and electrodes; OEM products, which are various medical supplies manufactured for other medical products companies; and SharpSafetyTM products, which includes needles, syringes and sharps disposal products.

Due Diligence Framework

In accordance with the Rule, Covidien undertook due diligence efforts to determine whether the conflict minerals in its products that are necessary to the functionality or production of the products (necessary conflict minerals), were or were not “DRC conflict free.” Covidien designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the Organisation for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) and related supplements for gold tin, tantalum and tungsten.

Due Diligence Measures Performed

Step 1. Establish Strong Company Management Systems

•	Established a policy for the sourcing of minerals from the Covered Countries, which is available at: http://www.covidien.com/about/suppliers/conflict-minerals;

•	Established a cross-functional conflict minerals steering committee composed of individuals including the SVP Quality and Operations, VP Global Sourcing, Director of Program Management and Global Sourcing Center of Excellence, Associate General Counsel, VP Environmental Health & Safety, VP Chief Compliance Counsel, Director of COE and Professional Services and VP of External Reporting to direct the overall efforts of the conflict minerals compliance program;

•	Developed a training webinar for suppliers that discussed the highlights of the Rule and provided suppliers with detailed instructions on how to respond to Covidien’s conflict minerals survey. The webinar is available at: http://www.covidien.com/imageServer.aspx/doc313313.pdf?contentID=58449&contenttype=application/pdf;

•	Engaged with affected suppliers by sending an email notifying them that Covidien is subject to the Rule and that their cooperation in responding to a conflict minerals survey is requested;

•	Conducted a supply chain survey, based on the Conflict Minerals Reporting Template (CMRT) developed by the Conflict Free Sourcing Initiative (CFSI), of 734 direct suppliers that supply Covidien with products or components that may contain necessary conflict minerals; and

•	Developed a grievance mechanism to report any policy violation to a Covidien representative via a conflict minerals e-mail box at the.ombudsman@covidien.com or board.directors@covidien.com or via the website https://www.compliance-helpline.com/Covidien.jsp

Step 2. Identify and Assess Risks in the Supply Chain

•	Received 372 completed surveys from suppliers that were surveyed, representing a 51% response rate; and

•	Performed an automated red flag review of all supplier responses. Red flag review consisted of nine logical tests based on supplier answers to questions contained in the CMRT. Responses that failed a minimum of one red flag review test were singled out for additional manual review and risk assessment. Based on this assessment, Covidien sent 114 follow-up corrective action letters to suppliers with incomplete or inconsistent supplier responses requesting the supplier remediate its response.

Step 3. Design and Implement a Strategy to Respond to Identified Risks

Covidien undertook the following measures to respond to identified risks:

•	Implemented a risk management plan that outlines Covidien’s responses to identified risks;

•	Sent up to two reminder letters to each supplier who did not respond to Covidien’s initial survey request in an attempt to receive a completed CMRT;

•	Reviewed supplier responses that claimed to source conflict minerals from one or more of the Covered Countries (19 out of 372 completed supplier responses); reviewed complete smelter or refiner lists that were provided and following up with suppliers that did not provide a complete smelter or refiner list;

•	Requested smelter or refiner names from all suppliers who responded that they sourced conflict minerals from the Covered Countries and did not provide a smelter or refiner list;

•	Compared a list of 252 unique smelters or refiners received from suppliers who responded that they sourced conflict minerals from the Covered Countries against compliant, active and standard smelter or refiner lists per the CFSP for verification of existence and location of the smelters or refiners. Identified 147 smelters or refiners on the CFSP compliant list. For all suppliers who provided non-CFSP compliant smelters or refiners, requested that the supplier investigate the mine or location from which the conflict minerals originated;

•	Covidien received names of smelters or refiners from some, but not all, of the 19 suppliers reporting to have sourced conflict minerals from one or more of the Covered Countries. However, the information Covidien received regarding smelters or refiners was provided at a general company or division level which did not provide Covidien with sufficient detail regarding the specific products purchased from the supplier or the specific smelters or refiners that processed the necessary conflict minerals. Due to the lack of detail provided by the suppliers, Covidien was unable to confirm that the necessary conflict minerals in its products were processed by any particular smelter or refiner and is, therefore, unable to identify the processing facilities or the origin for such conflict minerals; and

•	Directed suppliers receiving corrective action letters to review Covidien’s conflict minerals training program, located at the following URL:
http://www.covidien.com/imageServer.aspx/doc313313.pdf?contentID=58449&contenttype=application/pdf, and to provide updated sourcing information when it becomes available.

Step 4. Carry Out Independent Third-Party Audit of Smelter or Refiner’s Due Diligence Practices

•	Covidien was a downstream consumer of necessary conflict minerals and many steps removed from smelters or refiners who provide minerals and ores. Covidien did not perform direct audits of smelters or refiners within its supply chain and relied on the Conflict Free Sourcing Program (CFSP) and its partners to conduct smelter and refiner due diligence.

•	Due to the lack of detail in the responses received from suppliers and the fact that many companies are in the early stages of querying their own supply chains, Covidien is unable to provide a description of the facilities that processed the necessary conflict minerals used in the production of its products or the origin for such conflict minerals.

Step 5. Report Annually on Supply Chain Due Diligence

•	This Conflict Minerals Report has been filed with the U.S. Securities and Exchange Commission. The Conflict Minerals Report is also available at www.medtronic.com (under the “Investors” captions and “SEC Filings” subcaption).

Independent Private Sector Audit

Due to the lack of detail in the responses received from suppliers during due diligence, Covidien does not have sufficient information to determine if the necessary conflict minerals in its products are “DRC conflict free.” As such, an independent private sector audit is not required at this time.

Continuous Improvement

Covidien took the following steps, among others, to mature its due diligence measures in accordance with OECD Guidance and to further mitigate the risk that the conflict minerals contained in Covidien’s products finance or benefit armed groups in the Covered Countries.

•	Expanded survey population with new suppliers that are most likely to include 3TG;

•	Worked with non-responsive suppliers through follow-up letters, trainings, and direct outreach by commodity managers to educate suppliers and facilitate responses; and

•	Refined due diligence efforts through enhanced quality control procedures and workflow documentation.

Company expects to take the following steps as part of continuous improvement:

•	Work to further mature Company’s conflict minerals program and build transparency over its supply chain in accordance with the OECD Guidance;

•	Encourage suppliers to provide product-level declarations to assist in connecting smelters or refiners to products; and

•	Integrate Medtronic’s and Covidien’s conflict minerals programs.